

Kermode Biotechnologies Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS




www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Kermode Biotechnologies Inc. Management

We have reviewed the accompanying financial statements of Kermode Biotechnologies Inc. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
September 13, 2025

KERMODE BIOTECHNOLOGIES INC.
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	4,054	13,526
Total Current Assets		4,054	13,526
Non-Current Assets:			
Intangible Assets - Net	$	321,735	487,085
Total Non-Current Assets		321,735	487,085
TOTAL ASSETS	$	325,789	500,611
EQUITY			
Common Stock	$	9	9
Series Seed Preferred Stock		2	1
Additional Paid-In Capital		1,802,978	1,265,646
Retained Earnings		(1,477,199)	(765,045)
TOTAL EQUITY	$	325,789	500,611
TOTAL LIABILITIES AND EQUITY	$	325,789	500,611

See Accompanying Notes to these Unaudited Financial Statements

KERMODE BIOTECHNOLOGIES INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Operating Expenses			
General and Administrative	$	4,055	63,697
Legal and Professional		23,167	18,258
Payroll Expenses		12,000	-
Amortization Expense		235,600	221,550
Total Operating Expenses		**274,822**	**303,505**
Total Loss from Operations	$	**(274,822)**	**(303,505)**
Net Income (Loss)	$	**(274,822)**	**(303,505)**

See Accompanying Notes to these Unaudited Financial Statements

KERMODE BIOTECHNOLOGIES INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Series Seed Preferred Stock			Retained Earnings	Total Shareholders
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	(Deficit)	' Equity
Beginning balance at 1/1/23	8,133,333	8	1,473,684	1	1,265,646	(461,540)	804,116
Issuance of Common Stock	502,083	1	-	-	(1)	-	(0)
Prior Period Adjustments	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(303,505)	(303,505)
Ending balance at 12/31/23	8,635,416	9	1,473,684	1	1,265,646	(765,045)	500,611
Issuance of Common Stock	724,000	-	-	-	-	-	-
Issuance of Preferred Stock	-	-	105,263	0	537,332	-	537,332
Prior Period Adjustments	-	-	-	-	-	(437,332)	(437,332)
Net income (loss)	-	-	-	-	-	(274,822)	(274,822)
Ending balance at 12/31/24	9,359,416	9	1,578,947	2	1,802,978	(1,477,199)	325,789

See Accompanying Notes to these Unaudited Financial Statements

KERMODE BIOTECHNOLOGIES INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(274,822)	(303,505)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior Period Adjustments		(437,332)	-
Amortization Expense		235,600	221,550
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(201,732)	221,550
Net Cash provided by (used in) Operating Activities	$	(476,554)	(81,955)
INVESTING ACTIVITIES			
Intangible Assets - Net	$	(70,250)	(28,840)
Net Cash provided by (used in) Investing Activities	$	(70,250)	(28,840)
FINANCING ACTIVITIES			
Common Stock	$	-	1
Series Seed Preferred Stock		0	-
Additional Paid-In Capital		537,332	(1)
Net Cash provided by (used in) Financing Activities	$	537,332	(0)
Cash at the beginning of period		13,526	124,321
Net Cash increase (decrease) for period	$	(9,472)	(110,795)
Cash at end of period	$	4,054	13,526

See Accompanying Notes to these Unaudited Financial Statements

Kermode Biotechnologies Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Kermode Biotechnologies Inc. ("the Company") was incorporated in Delaware on November 18, 2019. The Company is a biotechnology firm focused on the research, development, and commercialization of novel therapeutic products, with an emphasis on pre-clinical and clinical trials–ready drug candidates for major unmet medical needs. The Company plans to earn revenue through the development and commercialization of animal health solutions, focusing on vaccines for major swine viral diseases such as African Swine Fever Virus, Seneca Virus A, and Swine Influenza. The Company's headquarters is in Denver, Colorado. The Company's customers and partners are expected to be located in the United States and internationally.

The Company plans to conduct a crowdfunding campaign under Regulation CF in 2025 to raise operating capital to advance its research and product development programs.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

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contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $4,054 and $13,526 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Intangible Asset

ASC 350, Intangibles—Goodwill and Other, requires the capitalization of costs related to acquired intangible assets, including licenses, technology rights, and similar agreements. In February 2021, the Company entered into a binding Memorandum of Understanding with Aridis Pharmaceuticals to utilize λPEX Technology for developing monoclonal antibody (mAb) candidates for African Swine Fever (ASF). Under this agreement, Aridis provides research and development services, such as vaccine candidate generation, in vitro assays, mAb development, and technology transfer.

Kermode Biotechnologies Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

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The Company capitalized payments totaling $1,178,000 as intangible assets. The capitalized license is being amortized over its estimated useful life of five years. As of December 31, 2024 and 2023, the amortized license balance was $321,735 and $487,085, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company plans to earn revenue through the development and commercialization of animal health solutions, with a primary focus on vaccines for major swine viral diseases such as African Swine Fever Virus, Seneca Virus A, and Swine Influenza. The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

General and Administrative

General and administrative expenses consist of fundraising costs, insurance, web hosting, and domains, and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company is subject to federal and applicable state income taxes. For the period ended December 31, 2024, the Company was required to file an income tax return; however, the return has not yet been filed. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings.

No provision for income taxes has been recorded in the accompanying financial statements, as management has not yet completed the determination of any income tax liability for the period. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable.

Management has evaluated the Company's tax positions in accordance with ASC 740, *Income Taxes*, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2024.

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Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company had no outstanding liabilities and debt, except accrued expenses amounting, as of December 31, 2024 and 2023.

NOTE 6 – EQUITY

The Company has authorized 15,000,000 of common shares with a par value of $0.000001 per share. There were 9,359,416 and 8,635,416 shares issued and outstanding as of 2024 and 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 5,000,000 of preferred shares with a par value of $0.000001 per share, where 1,578,947 shares are designated as Series Seed Preferred Stock. There were 1,578,947 and 1,473,684 shares issued and outstanding as of 2024 and 2023.

Voting: Each Preferred Stockholder may vote the number of Common Stock shares into which their Preferred shares are convertible as of the record date.

Kermode Biotechnologies Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

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Dividends: Dividends will be declared pro rata on Common and Preferred Stock on a pari passu basis, with each Preferred share treated as the maximum whole number of Common shares issuable upon conversion.

Conversion: Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 13, 2025, the date these financial statements were available to be issued.

Beginning in 2025, the Company discontinued use of the λPEX license and ceased all related activities and development. As a result, all remaining capitalized costs associated with the license will be written off in 2025 in accordance with ASC 350 and impairment guidance, since the asset is considered abandoned and no further economic benefit is expected. This write-off will be recognized in the financial statements as an expense in the period the discontinuation occurs.

On January 12, 2025, the Company entered into a Simple Agreement for Future Equity (SAFE) with a third-party investor. The SAFE provides the investor with the right to future equity in the Company upon a qualified financing or change of control event and includes an 80% discount. The total proceeds received under the agreement amounted to $50,000.

Beginning in February 2025, the Company made monthly payments for Google Suite services on behalf of Caravan, a related party. As a result, the Company has recognized a short-term receivable from Caravan in the amount of $588 as of August 2025. The Company expects this balance to be settled in the ordinary course of business.